                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            -----------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. 1)


                          Isle of Capri Casinos, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   147575104

--------------------------------------------------------------------------------
                                (CUSIP Number)


                                Paul W. Theiss
                            Mayer, Brown, Rowe & Maw
                           190 South LaSalle Street
                            Chicago, Illinois 60603
                                (312) 782-0600
      ___________________________________________________________________
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)
                                 General Update

      ___________________________________________________________________
            (Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

                         (Continued on following pages)
                              (Page 1 of 20 pages)

                                 Schedule 13D                Page 2 of 20 Pages
CUSIP NO.:    147575104
           ---------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      BERNARD GOLDSTEIN
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,905,554 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,905,554 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    1,905,554 shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 Schedule 13D                Page 3 of 20 Pages
CUSIP NO.:   147575104
          ---------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      IRENE S. GOLDSTEIN
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0 shares

                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0 shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
                                                                              IN
------------------------------------------------------------------------------

                                 Schedule 13D
CUSIP NO.: 147575104                                        Page 4 of 20 Pages
        -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      JEFFREY D. GOLDSTEIN
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,317,257 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,317,257 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,317,257 shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 Schedule 13D
CUSIP NO.: 147575104                                        Page 5 of 20 Pages
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      RICHARD A. GOLDSTEIN
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,206,457 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,206,457 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,206,457 shares
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP NO.: 147575104              Schedule 13D              Page 6 of 20 Pages
          -----------------       ------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      ROBERT S. GOLDSTEIN
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            10,036,020 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             10,036,020 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      10,036,020 shares
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      32.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 Schedule 13D
CUSIP NO.: 147575104                                       Page 7 of 20 Pages
          -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      ALTER COMPANY (F/K/A) VALLEY CORPORATION)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      IOWA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,320,578
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,320,578
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,320,578
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                                 Schedule 13D                 Page 8 of 20 Pages
CUSIP NO.: 147575104
          ----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      KATHY GOLDSTEIN
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            283,750,shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             283,750 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      283,750 shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
--------------------------------------------------------------------------

                                 Schedule 13D                Page 9 of 20 Pages
CUSIP NO.: 147575104
          ----------------

      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      B.I.J.R.R Isle, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Missouri

------------------------------------------------------------------------------
                         SOLE VOTING POWER
                     7
     NUMBER OF           8,752,625

      SHARES       -----------------------------------------------------------
                         SHARED VOTING POWER
   BENEFICIALLY      8
                         O shares
     OWNED BY
                   -----------------------------------------------------------
       EACH              SOLE DISPOSITIVE POWER
                     9
    REPORTING            8,752,625 shares

      PERSON       -----------------------------------------------------------
                         SHARED DISPOSITIVE POWER
       WITH          10
                         0 shares
-----------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      8,752,625 shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      28.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                                  Schedule 13D
CUSIP NO.: 147575104                                       Page 10 of 20 Pages
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      B.I. Isle Partnership, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Missouri
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,552,625 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,552,625 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,552,625 shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

                                  Schedule 13D
CUSIP NO.: 147575104                                        Page 11 of 20 Pages
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Rob Isle Partnership, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Missouri
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,400,000 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,400,000 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,400,000 shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

CUSIP NO.: 147575104                  Schedule 13D         Page 12 of 20 Pages
          -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Rich Isle Partnership, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4

      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Missouri
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,400,000 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,400,000 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,400,000 shares
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

CUSIP NO.: 147575104               Schedule 13D            Page 13 of 20 Pages
          -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Jeff Isle Partnership, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Missouri
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,400,000 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,400,000 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,400,000 shares
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

CUSIP NO.:  147575104            Schedule 13D           Page 14 of 20 Pages

ITEM 1.   SECURITY AND ISSUER

     This Schedule 13D relates to the common stock, par value $.01 per share (the "Isle of Capri Common Stock"), of Isle of Capri Casinos, Inc., a Delaware corporation ("Isle of Capri" or the "Issuer"). Isle of Capri's principal executive offices are located at 1641 Popps Ferry Road, Biloxi, Mississippi 39532.

ITEM 2.   IDENTITY AND BACKGROUND

     This Schedule 13D is being filed by Bernard Goldstein, Irene S. Goldstein, Jeffrey D. Goldstein, Richard A. Goldstein, Robert S. Goldstein, Alter Company (f/k/a Valley Corporation), Kathy Goldstein, B.I.J.R.R. Isle, Inc., B.I. Isle Partnership, L.P., Rob Isle Partnership, L.P., Rich Isle Partnership, L.P. and Jeff Isle Partnership, L.P. Each of the persons filing this Schedule 13D disclaims membership in a group.

(a)  - (c) Bernard Goldstein is the Chairman and Chief Executive Officer of Isle
           of Capri. Isle of Capri's principal business is the development, ownership and operation of branded gaming and related lodging and entertainment facilities in the United States. Bernard Goldstein's business address is Isle of Capri, 2200 Corporate Boulevard N.W., Suite 310, Boca Raton, Florida 33431.

           Irene S. Goldstein is the wife of Bernard Goldstein and is not presently employed. Mrs. Goldstein's address is c/o Isle of Capri, 2200 Corporate Boulevard N.W., Suite 310, Boca Raton, Florida 33431.

           Jeffrey D. Goldstein is the son of Bernard Goldstein and a Director of Isle of Capri. Jeffrey Goldstein is Chairman and President of Alter Barge Line, Inc., a subsidiary of Alter Company whose principal business is the transportation of commodities on the inland waterways. Jeffrey D. Goldstein's business address is 2117 State Street, Suite 300, Bettendorf, Iowa 52722. Alter Barge Line, Inc. has no ownership of securities of Isle of Capri (however, its parent Company, Alter Company, does own securities of Isle of Capri as reflected in Item 5).

           Richard A. Goldstein is the son of Bernard Goldstein and Vice President of Alter Trading Corporation, whose principal business is scrap metal recycling. Richard A. Goldstein's business address is 555 North New Ballas Road, Suite 150, St. Louis, Missouri 63141. Alter Trading Corporation has no ownership of securities of Isle of Capri.

           Robert S. Goldstein is the son of Bernard Goldstein and a Director of Isle of Capri. Robert Goldstein is President of Alter Trading Corporation. Mr. Goldstein's business address is 555 North New Ballas Road, Suite 150, St. Louis, Missouri 63141.

           Alter Company is an Iowa corporation wholly-owned by members of the Goldstein family. Bernard Goldstein is President.

           Kathy Goldstein is the daughter of Bernard Goldstein. Ms. Goldstein's address is c/o Isle of Capri, 2200 Corporate Boulevard N.W., Suite 310, Boca Raton, Florida 33431.

           B.I.J.R.R. Isle, Inc. is a Missouri corporation wholly-owned by members of the Goldstein family. It is the sole general partner of B.I. Isle Partnership, L.P., Rob Isle Partnership, L.P., Rich Isle Partnership, L.P. and Jeff Isle Partnership, L.P. Robert Goldstein is the President. The address for B.I.J.R.R. Isle, Inc. is c/o Michael Newmark, Bryan Cave LLP, 211 N. Broadway, Suite 3600, St. Louis, Missouri 63102.

CUSIP NO.:  147575104            Schedule 13D           Page 15 of 20 Pages

             B.I. Isle Partnership, L.P., Rob Isle Partnership, L.P., Rich Isle Partnership, L.P. and Jeff Isle Partnership, L.P. are Missouri limited partnerships established to facilitate the purposes set forth in Item 3. The limited partnership interests of the B.I. Isle Partnership, L.P. were held initially by Bernard and Irene Goldstein. The limited partnership interests of the Rob Isle Partnership, L.P. were held initially by Robert S. Goldstein. The limited partnership interests of the Rich Isle Partnership, L.P. were held initially by Richard A. Goldstein. The limited partnership interests of the Jeff Isle Partnership, L.P. were held initially by Jeffrey D. Goldstein. The address for each of these limited partnerships is c/o Michael Newmark, Bryan Cave LLP, 211 N. Broadway, Suite 3600, St. Louis, Missouri 63102.

(d) - (e)    During the last five years, none of the persons filing this
             Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the persons filing this report is the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     B.I.J.R.R. Isle, Inc., as sole general partner of B.I. Isle Partnership, L.P., acquired indirect beneficial ownership of 1,327,625 shares of Isle of Capri on November 27, 2001 and 1,650,000 shares on December 28, 2001 following transfers to the limited partnership by Bernard Goldstein. B.I.J.R.R. Isle, Inc. acquired indirect beneficial ownership of an additional 1,575,000 shares of Isle of Capri on December 31, 2001 following a transfer to the limited partnership by Irene S. Goldstein. B.I.J.R.R. Isle, Inc., as sole general partner of Rob Isle Partnership, L.P., acquired indirect beneficial ownership of 1,400,000 shares of Isle of Capri on December 28, 2001 following a transfer to the limited partnership by Robert Goldstein. B.I.J.R.R. Isle, Inc., as sole general partner of Rich Isle Partnership, L.P., acquired indirect beneficial ownership of 1,400,000 shares of Isle of Capri on December 28, 2001 following a transfer to the limited partnership by Richard A. Goldstein. B.I.J.R.R. Isle, Inc., as sole general partner of Jeff Isle Partnership, L.P., acquired indirect beneficial ownership of 1,400,000 shares of Isle of Capri on December 28, 2001 following a transfer to the limited partnership by Jeffrey D. Goldstein.

     By virtue of the general partner's power to vote and dispose of shares owned by the partnership, it acquires "beneficial ownership" as defined in Rule 13d-3 promulgated by the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. Such beneficial ownership or indirect beneficial ownership does not necessarily constitute an economic interest in such shares.

     The transfers described above were made in connection with the funding of family limited partnerships formed for the benefit of members of the Goldstein family. The partnerships were established to achieve a number of objectives for members of the Goldstein family including: to protect assets from creditors and other adverse parties, to permit efficient future family gift transfers and to provide for the orderly administration and continuity of the Goldstein family's ownership of shares of Isle of Capri following the death or incapacity of a family member. The transferors received no consideration other than the receipt of limited partnership interests in their respective limited partnerships.

ITEM 4.   PURPOSE OF TRANSACTION

     See response to Item 3 above.

                          *    *    *     *    *    *

     Bernard Goldstein is the Chairman and Chief Executive Officer and Robert S. Goldstein and Jeffrey D. Goldstein are members of the Board of Directors of Isle of Capri. In such capacities, Messrs. Goldstein are party to decision-making that from time to time involves matters related to those described in Items 4(b) through (j) herein. Responses set forth in Items 4(b) through (j) refer to plans or proposals of the persons filing this Schedule 13D only and are not intended to include decisions of Isle of Capri which Messrs. Goldstein may participate in as members of the Board of Directors of Isle of Capri.

                          *    *    *     *    *    *

CUSIP NO.:  147575104            Schedule 13D           Page 16 of 20 Pages

(a) The persons filing this Schedule 13D may, from time to time, acquire additional securities of Isle of Capri by open market purchase or through private transactions to increase their holdings; particularly when they believe shares of Isle of Capri are undervalued.

(b) The persons filing this Schedule 13D have no present plans or proposals for an extraordinary corporate transaction involving Isle of Capri or any of its subsidiaries.

(c) The persons filing this Schedule 13D have no present plans or proposals involving the sale or transfer of a material amount of assets of Isle of Capri or any of its subsidiaries.

(d) The persons filing this Schedule 13D have no present plans or proposals involving any change in the present board of directors or management of Isle of Capri, nor any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) The persons filing this Schedule 13D have no present plans or proposals for any material change in the present capitalization or dividend policy of Isle of Capri.

(f) The persons filing this Schedule 13D have no present plans or proposals for any other material change in Isle of Capri's business or corporate structure.

(g) The persons filing this Schedule 13D have no present plans or proposals for changes in Isle of Capri's charter or bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of Isle of Capri by any person.

(h) The persons filing this Schedule 13D have no present plans or proposals for causing a class of securities of Isle of Capri to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The persons filing this Schedule 13D have no present plans or proposals for a class of securities of Isle of Capri becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) The persons filing this Schedule 13D have no present plans or proposals for any actions similar to those enumerated above.

                                                             Page 17 of 20 pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of this Schedule 13D, the persons filing this Schedule 13D owned in the aggregate 14,749,038 shares or approximately 47.0% of the issued and outstanding shares of Isle of Capri, which included 623,000 employee options which are owned by Bernard Goldstein and Robert S. Goldstein and will be vested and exercisable over the next 60 days. The percentage above is calculated based upon the 30,750,387 shares outstanding on December 3, 2001 as set forth in Isle of Capri's quarterly report on Form 10-Q filed December 12, 2001 for the quarterly period ended October 28, 2001.

(b) The number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition is reflected in the table below for each of the persons filing this Schedule 13D:

                                                            Sole Dispositive          Shared
            Name               Sole Voting   Shared Voting        Power         Dispositive Power
----------------------------  -------------  -------------  -----------------  --------------------
Bernard Goldstein                1,905,554 (1)           0         1,905,554 (1)               0
Irene S. Goldstein                       0               0                 0                   0
Jeffrey D. Goldstein             1,317,257               0         1,317,257                   0
Richard A. Goldstein             1,206,457               0         1,206,457                   0
Robert S. Goldstein             10,036,020 (2)           0        10,036,020 (2)               0
Alter Company                    1,320,578 (3)           0         1,320,578 (3)               0
Kathy Goldstein                    283,750               0           283,750                   0
B.I.J.R.R. Isle, Inc.            8,752,625 (4)           0         8,752,625 (4)               0
B.I. Isle Partnership, L.P.      4,552,625 (4)           0         4,552,625 (4)               0
Rob Isle Partnership, L.P.       1,400,000 (4)           0         1,400,000 (4)               0
Rich Isle Partnership, L.P.      1,400,000 (4)           0         1,400,000 (4)               0
Jeff Isle Partnership, L.P.      1,400,000 (4)           0         1,400,000 (4)               0

________________________

     (1) Includes 24,476 shares held in the Bernard Goldstein Retirement Plan and 560,500 employee options that will be vested and exercisable over the next 60 days. Includes 1,320,578 shares held by Alter Company for which Mr. Bernard Goldstein as President has indirect beneficial ownership, as defined in Rule 13d-3 promulgated by the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. Such indirect beneficial ownership does not necessarily constitute an economic interest in such shares.

     (2) Includes 62,500 employee options that will be vested and exercisable over the next 60 days. Includes 8,752,625 shares which B.I.J.R.R. Isle, Inc. as sole general partner of B.I. Isle Partnership, L.P., Rob Isle Partnership, L.P., Rich Isle Partnership, L.P. and Jeff Isle Partnership, L.P., has indirect beneficial ownership, as defined in Rule 13d-3 promulgated by the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. Such indirect beneficial ownership does not necessarily constitute an economic interest in such shares. Mr. Robert Goldstein is the President of B.I.J.R.R. Isle, Inc.

     (3) Bernard Goldstein as President reports sole voting and dispositive power.

     (4) Robert S. Goldstein as President of B.I.J.R.R. Isle, Inc. as sole general partner reports sole voting and dispositive power.

(c) Other than the transfers of Isle of Capri shares described in Items 3 and 4 above, the persons filing this Schedule 13D did not engage in any transactions in shares of Isle of Capri during the last 60 days, except that Bernard Goldstein received 85,000 employee options on October 2, 2001, Robert S. Goldstein received 22,500 employee options on October 2, 2001 and Jeffrey D. Goldstein received 10,000 employee options on October 2, 2001. These options are exercisable at a price of $6.50 and at 50% per year over the next two years for Jeffrey D. Goldstein and at 20% per year beginning October 2, 2002 to October 2, 2006 for Bernard Goldstein and Robert S. Goldstein.

(d) To the knowledge of the persons filing this Schedule 13D, no other persons, have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the shares owned by such persons.

(e)  Not applicable.

CUSIP NO.: 147575104              Schedule 13D               Page 18 of 20 Pages



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than each respective limited partnership agreement of B.I. Isle Partnership, L.P., Rob Isle Partnership, L.P., Rich Isle Partnership, L.P. and Jeff Isle Partnership, L.P., to the best knowledge of the persons filing this
Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Isle of Capri, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit   Description
-------   -----------

99.1      Joint Filing Agreement and Power of Attorney dated as of
          March 13, 2000 incorporated by referenced to the Schedule 13D filed March 2, 2000.

99.2      Joint Filing Agreement and Power of Attorney dated as of February 5,
          2002.

CUSIP NO.: 147575104              Schedule 13D              Page 19 of 20 Pages

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 5, 2002


                              /s/ Bernard Goldstein*
                              ---------------------
                              Bernard Goldstein



                              /s/ Irene S. Goldstein*
                              ----------------------
                              Irene S. Goldstein



                              /s/ Jeffrey D. Goldstein*
                              ------------------------
                              Jeffrey D. Goldstein



                              /s/ Richard A. Goldstein*
                              ------------------------
                              Richard A. Goldstein



                              /s/ Robert S. Goldstein
                              -----------------------
                              Robert S. Goldstein



                              ALTER COMPANY
                              By:  /s/ Bernard Goldstein*
                              -------------------------------
                              Bernard Goldstein, as President



                              /s/ Kathy S. Goldstein*
                              ----------------------
                              Kathy S. Goldstein



                              B.I.J.R.R. ISLE, INC.
                              By:  /s/ Robert S. Goldstein
                              -------------------------------
                              Robert S. Goldstein, as President

CUSIP NO.: 147575104              Schedule 13D               Page 20 of 20 Pages


                          B.I. ISLE PARTNERSHIP, L.P.

                          BY:  B.I.J.R.R. ISLE, INC., ITS SOLE GENERAL PARTNER

                          /s/ Robert S. Goldstein
                          -------------------------------
                          Robert S. Goldstein, as President


                          ROB ISLE PARTNERSHIP, L.P.

                          BY:  B.I.J.R.R. ISLE, INC., ITS SOLE GENERAL PARTNER

                          By:  /s/ Robert S. Goldstein
                          -------------------------------
                          Robert S. Goldstein, as President


                          RICH ISLE PARTNERSHIP, L.P.

                          BY:  B.I.J.R.R. ISLE, INC., ITS SOLE GENERAL PARTNER

                          By:  /s/ Robert S. Goldstein
                          -------------------------------
                          Robert S. Goldstein, as President


                          JEFF ISLE PARTNERSHIP, L.P.

                          BY:  B.I.J.R.R. ISLE, INC., ITS SOLE GENERAL PARTNER

                          By:  /s/ Robert S. Goldstein
                          -------------------------------
                          Robert S. Goldstein, as President

                         *By: /s/ Robert S. Goldstein
                          --------------------------------
                          Robert S. Goldstein
                          Attorney-in-Fact